NO ACT DC PE 1-10-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040664

Received SEC
FEB 15 2008
Washington, DC 20549

February 15, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2-15-2008

Michael C. Connelly
Vice President and General Counsel
Xcel Energy Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401

Re: Xcel Energy Inc.
Incoming letter dated January 10, 2008

Dear Mr. Connelly:

This is in response to your letter dated January 10, 2008 concerning the shareholder proposal submitted to Xcel Energy by the Sisters of St. Joseph of Carondelet and the Academy of Our Lady of Lourdes (Franciscan Sisters of Rochester, MN). We also have received a letter from the Sisters of St. Joseph of Carondelet dated February 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 28 2008
THOMSON FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Joänne Tromiczak-Neid
Justice Coordinator
Sisters of St. Joseph of Carondelet
1884 Randolph Avenue
St. Paul, MN 55105-1700

Zoa Braunwarth, OSF
Franciscan Sisters of Rochester, MN
1001 14ST NW
Assisi Heights
Rochester, MN 55901-2525

Xcel Energy®

RECEIVED
2008 JAN 11 PM 1:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Michael C. Connelly
Vice President and General Counsel

414 Nicollet Mall, 5th Floor
Minneapolis, Minnesota 55401
Phone: **612.215.4580**
Fax: 612.573.9025

January 10, 2008

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Xcel Energy Inc., a Minnesota corporation ("Xcel Energy"), is submitting this letter pursuant to rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to its intention to omit the Shareholder Proposal (the "Proposal") filed by the Sisters of St. Joseph of Carondelet and the Franciscan Sisters of Rochester (the "Proponents") from its 2008 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 21, 2008. The definitive copies of the 2008 proxy statement and form of proxy are currently scheduled to be filed pursuant to rule 14a-6 of the Exchange Act on or about April 1, 2008. We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of rule 14a-8 of the Exchange Act set forth below, Xcel Energy excludes the Proposal from its proxy materials.

In accordance with rule 14a-8(j)(2) of the Exchange Act, enclosed herewith are six copies of the following materials:

1) This letter, which represents Xcel Energy's statement of reasons why omission of the Proposal from its 2008 proxy statement and form of proxy is appropriate;

2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted; and

3) Correspondence and materials that Xcel Energy provided to the Proponents outlining Xcel Energy's current approach and objectives in designing health care benefits for its employees, which are attached as Exhibit B.

As noted above, Xcel Energy plans to file its definitive copies of the 2008 proxy statement and form of proxy with the Commission on or about April 1, 2008. Xcel Energy would appreciate the Staff's response to this request on or about March 1, 2008, which is the date by which Xcel Energy will need to finalize its proxy materials in order to meet its current timetable.

I. THE PROPOSAL

The Proposal requests that Xcel Energy "adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.

2. Health care coverage should be continuous.

3. Health care coverage should be affordable to individuals and families.

4. The health insurance strategy should be affordable and sustainable for society.

5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable)."

II. DISCUSSION OF REASONS FOR EXCLUSION

The Proposal may be omitted pursuant to Rule 14a-8(i)(7) of the Exchange Act, which permits a company to exclude a shareholder proposal if the proposal deals with a matter relating to the company's ordinary business operations: i.e., the health and welfare benefits that Xcel Energy provides to its workforce. The reasons for Xcel Energy's conclusions are set forth below.

RULE 14a-8(i)(7) – THE PROPOSAL MAY BE OMITTED BECAUSE IT INVOLVES THE COMPANY'S ORDINARY BUSINESS OPERATIONS.

Rule 14a-8(i)(7) provides that a company may exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998), the Commission explained that "the general underlying policy of [the ordinary business] exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further explained that the ordinary business exclusion rests on two principal considerations. The first consideration is whether the proposal involves tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." *Id.* The second consideration is the "degree to which the proposal attempts to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

THE PROPOSAL RELATES TO GENERAL EMPLOYEE BENEFITS MATTERS.

The Proposal asks that Xcel Energy adopt five "principles related to health care reform," which address the cost, availability and goals of health care coverage. In the supporting statement, the Proponents state that the adoption of these principles is necessary so that Xcel Energy's "commitment to its employees' health care coverage can be maintained." The Proponents state further that they believe rising healthcare costs "results in higher costs for Wendys International [sic] and other U.S. companies providing health insurance to their employees" and that the increase in costs "leads companies to shift costs to employees" which can reduce employee productivity and morale.

The subject matter of the principles in the Proposal involves a matter of Xcel Energy's ordinary business. One of the most fundamental functions of management is to attract and retain a talented workforce. To this end, in the ordinary course of business Xcel Energy management works to develop an integrated compensation and benefit structure (which includes health care benefits) that responds to the needs of a changing workforce. Xcel Energy provides a broad range of health benefits designed to address employees' health issues in a cohesive fashion, and issues relating to general employee and retiree benefits, including eligibility requirements and the amount of benefits, are some of the most important issues that Xcel Energy management deals with on a day-to-day basis.

The evaluation of the benefits to provide, however, is an inherently complex exercise. Xcel Energy management in the ordinary course of business consults with appropriate professionals and monitors the costs of various benefit programs (including health care benefits) when designing compensation programs. Xcel Energy participates in organizations that consider and support health and productivity solutions for employers and employees, and the company evaluates and takes appropriate action on pending legislation that impacts benefits (including health care benefits) it provides its employees. Xcel Energy management considers many factors, including the company's hiring objectives, the competitive landscape and the costs associated with different benefit programs, when making decisions about the design of benefit programs. The complex business considerations that go into the design of employee benefit programs are not appropriate for direct oversight by shareholders who do not have the experience and information, as a group, for making an informed judgment.

The Commission has long recognized that proposals concerning pension, health and other employee benefits relate to a company's ordinary business operations. In *Knight-Ridder, Inc.* (January 23, 1991), the Staff agreed with the company's position that a shareholder proposal requesting the company to prepare a report concerning the costs associated with providing health care could be excluded from the company's proxy materials. Noting that the proposal related to "the selection and evaluation of employee health and welfare plans," the Staff concurred with the company's position that the proposal was excludable because "decisions relating to the selection and evaluation of employee health and welfare plans are matters involving the Company's ordinary business purpose." *Id.* In *Sprint Corporation* (January 28, 2004), the Staff concurred with Sprint's position that it could exclude a proposal seeking a report on the recruitment and retention of employees in light of changes that were made to retiree health care and life insurance coverage. The Staff concurred that the subject matter of the proposal – general employee benefits – related to the company's ordinary business operations and the proposal was therefore excludable under Rule 14a-8(i)(7). The Staff also concluded in *Sprint* that a proposal involving a company's ordinary business operations may be excluded in its entirety even in situations where only a portion of the proposal relates to ordinary business operations. *Id.* More recently, in *3M Company* (February 20, 2007), the Staff agreed that a proposal requesting the board to prepare a report examining the implications of rising health care expenses and how the company planned to deal with these issues could be excluded under Rule 14a-8(i)(7) as relating to 3M's ordinary business operations.

Like the subject matter of the *Knight Ridder*, *Sprint Corporation* and *3M* proposals, the Proposal here relates to Xcel Energy's employee benefit matters and should be excluded because it involves ordinary business operations. The health care coverage principles contained in the Proposal relate to subject matter – employee benefits – and judgments that management makes about benefits that are fundamentally managerial in nature and that are not appropriate for direct oversight by the shareholders.

THE PROPOSAL RELATES TO ORDINARY BUSINESS OPERATIONS DESPITE THE PROPONENTS' CHARACTERIZATION AS A PUBLIC POLICY ISSUE.

The Proponents may argue that the Proposal is not excludable from Xcel Energy's proxy materials because it concerns a "significant public policy issue." That is not the case. The Staff has previously determined that "the mere assertion that a matter involving employee health care benefits touches upon larger societal issues does not alter the basic nature of how the proposal impacts the registrant, i.e., its employee benefit plans which are matters dealing with ordinary business operations." *International Business Machines Corporation* (February 10, 1987).

Through a number of no-action letters, the Staff has consistently disagreed with proponents who attempted to characterize proposals relating to health care reform as something other than ordinary business. For example, in *Minnesota Mining and Manufacturing Company* (February 10, 1992), a proposal requested the company to evaluate the impact of various health care reform proposals on the company. The Staff concurred with the company's position that to the extent that issues of national health care reform "relate in any manner to 3M and its operations, the relationship focuses on the employee benefits extended under plans adopted by

3M as an employer and health care provider." *Id.* The Staff permitted the exclusion of the proposal under ordinary business grounds as the proposal was directed at involving the company in the political or legislative process relating to an aspect of the company's operations. *Id.* Similarly, in *International Business Machines Corporation* (January 21, 2002) the Staff concurred with IBM's position that a proposal that sought to require the company to evaluate the cost of providing employee health benefits and "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" did not implicate a significant policy issue and was excludable under Rule 14a-8(i)(7). In its no action response, the Staff wrote, "We note that the proposal "appear[s] directed at involving IBM in the political or legislative process involving an aspect of IBM's [ordinary business] operations." *Id.*

The same results should apply here. To the extent that the principles outlined in the Proposal relate to Xcel Energy and its operations, it is to the employee benefits offered to Xcel Energy's employees under plans adopted by Xcel Energy as an employer. The Staff has recently concurred that a proposal did not raise a significant public policy issue and could be excluded as relating to a company's ordinary business despite the proponent's reference in its supporting statement to "various legislative activities" and "news media reports, trade association studies and business leaders [commenting that] soaring health care costs are making it difficult for American companies to compete." *See 3M Company* (February 20, 2007) (proposal was excludable under Rule 14a-8(i)(7) since it involved a matter of ordinary business operations (i.e. employee benefits)). The Proponents here make similar statements about news media reports, business organization studies and statements by business leaders about the rising cost of health care in an attempt to characterize the Proposal as involving a significant public policy issue. As in *3M Company*, those references do not change the thrust of the Proposal – the health care benefits Xcel Energy provides its employees – a matter of Xcel Energy's ordinary business operations. That the Proponents are attempting to involve Xcel Energy in the political or legislative process involving an aspect of its ordinary business operations is evidenced by their accompanying correspondence to the Proposal in which they state that they will withdraw the Proposal if they are satisfied that Xcel Energy "is or will be engaging in the national debate on access to health care coverage."

III. CONCLUSION

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if Xcel Energy omits the Proposal from its 2008 proxy materials. If the Staff disagrees with Xcel Energy's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponents.

Sincerely,

Michael C. Connelly
Vice President and General Counsel

cc: Joanne Tromiczak-Neid, Justice Coordinator, Sisters of St. Joseph of Carondelet
Zoa Braunwarth, OSF, Franciscan Sister of Rochester, Minnesota
1884 Randolph Avenue
St. Paul, Minnesota 55105-1700
Fax: 651-690-7039

Sister Jean Keniry, OSF, Academy of our Lady of Lourdes
Franciscan Sisters of Rochester Minnesota
1001 14th Street N.W.
Assisi Heights
Rochester, Minnesota 55901-2525
Fax: 507-282-7762

Exhibit A

Rec'd 12-20-07
1:30 pm

Sisters of St. Joseph of Carondelet

St. Paul Province

Richard C. Kelly, CEO
Xcel Energy, Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN. 55401-1993

December 19, 2007

Dear Mr. Kelly,

Since we began late in the process regarding dialogue with Xcel through our conversations with Barbara Hartwick, we are filing the enclosed shareholder resolution. We do this in order to meet your filing due date of December 20, 2007.

Therefore, I am writing on behalf of the Sisters of St. Joseph of Carondelet. We have owned at least $2,000 of Xcel Energy, Inc. common stock for at least one year. We intend to hold the stock at least through the date of the next Xcel Energy, Inc. Annual Meeting in 2008. Verification of ownership will follow from UBS Financial Services: Advisory & Brokerage Services.

I am hereby authorized to notify you of our intention to submit this shareholder proposal for inclusion in the proxy statement for consideration and action by the shareholders at the 2007 annual meeting in accordance with Rule 14-a 8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the primary filers will attend the shareholders' meeting to move the resolution.

It is my understanding that Sister Jean Keniry, OSF representing the Academy of Our Lady of Lourdes (Franciscan Sisters of Rochester, MN) has sent verification of their Xcel stock holdings (December 1, 2007). They, too, wish to file the enclosed resolution.

In the event that we are satisfied through future communications that Xcel is or will be engaging in the national debate on access to health care coverage OR has or will be adopting principles for comprehensive health care reform, we can at that time withdraw the resolution.

Sincerely,

Joänne Tromiczak-Neid
Justice Coordinator

Zoa Braunwarth, OSF
Franciscan Sisters of Rochester, MN.

1884 Randolph Avenue • St. Paul, Minnesota 55105-1700 • Voice: 651-690-7000 • Fax: 651-690-7039 • www.csjstpaul.org

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently polls show that access to affordable, comprehensive health care insurance is the most significant social policy issue in America (NBC News/*Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News). Health care reform also has become a core issue in the 2008 presidential campaign.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 47 million Americans without health insurance results in higher costs for Wendys International and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse affect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as the IOM's, are essential if public confidence in our company's commitment to its employees' health care coverage is to be maintained. We ask shareholders to support this resolution.

ACADEMY OF OUR LADY OF LOURDES

CORPORATE TITLE OF

SISTERS OF THE THIRD ORDER REGULAR OF SAINT FRANCIS

OF THE CONGREGATION OF OUR LADY OF LOURDES

PHONE 507/280-2196
OR
507/282-7441

OFFICE OF THE TREASURER
1001 14ST NW • ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2525

December 1, 2007

Richard C Kelly, CEO
Xcel Energy, Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Dear Mr. Kelly,

I am sending verification of the stock holdings of the Academy of Our Lady of Lourdes in Xcel Energy, Inc. This is in preparation for a shareholder resolution on December 14, 2007. Please note that we have owned for more than one year at least $2000.00 worth of Xcel Energy common stock, and we intend to continue to hold it.

Thank you for your attention to this matter.

Sister Jean Keniry, OSF
Treasurer

P.S. I am sending this to you again, as the Health Care Principles have been updated.

12/20/07

Sister Jean Keniry, OSF
Treasurer

Sisters of St. Joseph of Carondelet
St. Paul Province

74I

November 26, 2007

Richard C. Kelly, CEO
Xcel Energy, Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN. 55401-1993

Dear Mr. Kelly:

Let us introduce ourselves: We are members of the Midwest Region of ICCR (Interfaith Center for Corporate Responsibility) and attend our company's Annual Meeting when it is held in Minneapolis. Our concern this year deals with the national debate regarding access to affordable, comprehensive health care insurance reform such as the principles reported by the Institute of Medicine.

We are seeking information regarding the company's position vis-à-vis the national debate on access to health care coverage. We would appreciate it if you would respond with the following data:

1. An articulation of the company's public policy strategy on health care.
2. A list of the company's efforts with organizations and/or coalitions advocating for US health system.

We look forward to your reply prior to our decision to file a shareholder resolution.

Sincerely,

Zoa Braunwarth, OSF
Franciscan Sister of Rochester, MN.

Joānne Tromiczak-Neid
CSJ Justice Coordinator

884 Randolph Avenue • St. Paul, Minnesota 55105-1700 • Voice: 651-690-7000 • Fax: 651-690-7039 • www.csjstpaul.org

NOV 28 2007

OFFICE OF THE TREASURER
ACADEMY OF OUR LADY OF LOURDES
1001 14 ST NW • ASSISI HEIGHTS
ROCHESTER, MINNESOTA 55901-2511

December 1, 2007

Richard C Kelly, CEO
Xcel Energy, Inc.
414 Nicollet Mall, 5th Floor
Minneapolis, MN 55401-1993

Dear Mr. Kelly,

I am sending verification of the stock holdings of the Academy of Our Lady of Lourdes in Xcel Energy, Inc. This is in preparation for a shareholder resolution on December 14, 2007. Please note that we have owned for more than one year at least $2000.00 worth of Xcel Energy common stock, and we intend to continue to hold it.

Thank you for your attention to this matter.

Sister Jean Keniry, OSF
Treasurer

14 2nd Street SW, Suite 201
Rochester, MN 55902-9851

T 507-281-0403
F 507-529-4413
Toll Free 800-328-8191

citi smith barney

November 21, 2007

Xcel Energy
414 Nicollet Mall
Minneapolis, MN 55401-4993

Dear Sir or Madam,

This letter verifies that the Academy of Our Lady of Lourdes owns 200 shares of Xcel Energy. The Academy has owned these shares continually as follows:

25 shares	11/14/95
50 shares	07/02/98
125 shares	12/03/02

The Academy still owns these shares and intends to hold these shares for one year. The shares are held long in the Academy of Our Lady of Lourdes account at Smith Barney.

Regards,

Kathleen M. Allison

Kathleen M. Allison
Second Vice President – Wealth Management
Financial Planning Specialist

Robert M. Ploetz
First Vice President – Wealth Management
Financial Advisor

Exhibit B

Xcel Energy[SM]

FACSIMILE

Date: 12/13

To: Joanne Tromiczak-Neid + Zoa Braunwarth

Company:

Telephone No.:

Fax No.: 651-690-7089

From: Barbara Hartwich

Telephone No.:

Company: Xcel Energy

Fax No.: 612-330-1976

Reference:

Pages:
(including this page)



Scott Starin, Troubleman; and Justin Arbach, Lineman

Social Responsibility

At Xcel Energy it is the people – the men and women who come to work every day – who make this company great. We firmly believe that our success in business is made possible through the collective talent and actions of individuals throughout our organization. This is evident not only in what goes on "behind the scenes" each day to deliver critical energy services to our customers, but also in the myriad ways we care for our local communities. In the pages to follow, you'll learn more about what is important to us – creating a quality work environment that respects all people – and being a responsible corporate citizen.

EMPLOYEE WELL-BEING

We strive to deliver meaningful work opportunities, career development possibilities, competitive pay and benefits, and to create an environment that recognizes and balances the personal and work needs of our employees.

XCEL ENERGY CODE OF CONDUCT

As a company, Xcel Energy is committed to the highest ethical standards in all we do. We adhere to these standards because it is, and has always been, the right thing to do. It is essential that our employees demonstrate the highest ethical conduct when doing business with fellow employees, customers, shareholders, suppliers and the community.

The Code of Conduct applies to all employees and directors of Xcel Energy and its subsidiaries. Each employee is responsible for ensuring his/her behavior is legal, honest and ethical. Dishonest or unethical practices and activities do not serve the interests of Xcel Energy, even if they do not technically violate the law. Xcel Energy requires its board of directors and all employees to complete Code of Conduct training annually. A Compliance Hotline has been established to ensure that employees and directors can call at any time to raise questions or concerns about business practices.

More information about Xcel Energy's Code of Conduct is available online at xcelenergy.com (About Us tab).



Mike Murray, Splicer Mechanic; and Terry Carpenter, Underground Foreman

XCEL ENERGY EMPLOYMENT PROFILE – FISCAL 2004

Number of employees: 11,775

Average years of service: 16

Employees of our operating companies are located in: Minn. – 4,606; Colo. – 3,874; Texas – 1,517; Wis. – 1,039; N.M. – 188; N.D. – 124; S.D. – 69, Mich. – 19; Okla. – 16. The remaining 323 are based in other states.

EMPLOYEE BENEFITS

Xcel Energy's benefit programs rank in the top third when compared with other utilities of similar size. Our competitive health and retirement benefits for current employees are equivalent to more than 40 percent their base pay. Benefit options for non-bargaining* employees include:

» A choice of health care plans that provide medical, dental, vision and prescription drug coverage

» Life insurance, Accidental Death and Dismemberment insurance (AD&D) and short- and long-term disability insurance

» Health care and dependent care reimbursement accounts

» An Employee Assistance Program that includes family members

» Health Risk Assessment, tobacco cessation and health improvement support programs

» 401(k) savings plan (Xcel Energy matches a portion of employee contributions)

» Competitive pension plan (benefits are based on an employee's length of service and eligible compensation)

» Adoption assistance

» Tuition reimbursement program

» Paid Time Off programs that are flexible and reward employees for their years of service

» Recognized national holidays and additional personal floating holidays

» Transportation reimbursement accounts

» Bus pass programs in Denver and Minnesota Twin Cities, starting in 2004

We recognize that maintaining a safe workplace requires constant vigilance by employees and managers alike. Our safety motto is this:

"By working together and keeping safety our number-one priority, we will be able to go home each day as healthy as we arrived."



Paul Lopez, Lineman

Coverage for eligible dependents** includes:

» Medical, dental, vision and prescription drug coverage

» Life insurance and AD&D insurance

In addition, employees may participate in the following programs:

» Pretax reimbursement and transportation accounts

» Home and auto insurance

» College savings fund

» Supplemental employee, spouse and child life and AD&D insurance

» Optional disability insurance

» Paid Time Off buy/sell program

SAFETY

At Xcel Energy, working safely is our number one corporate value. Safety comes first because it must. Providing electricity and natural gas service is an inherently dangerous business, and the welfare of the men and women who work at Xcel Energy is our principal concern.

We work hard to ensure the health and safety of each and every employee at Xcel Energy – from those working in our power plants and out in the field, to the men and women who work in an office environment. Our responsibility as an employer is to ensure that our high standards for workplace safety performance are met. We have zero tolerance for unsafe practices.

*Bargaining unit benefits are based on the contract negotiated with a specific local union.
**Since 1992, employees whose families are comprised of domestic partners and/or children of a domestic partner have participated in Xcel Energy benefits.

OUR VALUES

We, the employees of Xcel Energy, are proud of our company and the services we provide. We are passionate about the role of our company in the communities where we live and serve. We will:

» Work safely and create a challenging and rewarding workplace

» Conduct all our business in an honest and ethical manner

» Work together to serve our customers

» Be accountable to each other for doing our best

» Treat all people with respect

» Protect our environment

» Continuously improve our business

Xcel Energy has applied these guiding principles to actions that make our employees feel valued, such as:

» Respecting employees' rights and ensuring a supportive workplace

» Offering comprehensive benefits

» Focusing on health and safety precautions

» Providing training and career development opportunities



Here are some of the programs we have in place to prevent employee injuries and improve safety overall:

FIELD COUNCILS

The employees in the Customer & Field Operations business unit launched a new program in 2004 to identify safety issues specific to those men and women working in high-risk jobs – linemen, electricians, plant personnel, and gas service fitters, among others. Field Councils serve to not only identify areas in need of safety improvement, but also as a means of exchanging "best practice" techniques and processes.

SAFETY TRAINING

Safety training for all field and power plant employees, including new hires, covers such topics as: Safety Concerns & Responsibility; Roles and Responsibilities for Safety; Personal Protective Equipment; First Aid/CPR; and On the Job Stretching.

OFFICE SAFETY ERGONOMICS

» Classroom and online training is available to all employees to prevent workplace injuries caused by repetitive motion activities, awkward postures and heavy lifting.

» Workstation assessments are offered to all employees to address ergonomic risk factors.

SAFETY AWARENESS COMMUNICATIONS

» Weekly "Safety Quick Talks" are presented on the company's intranet.

SAFETY CONCERN POLICY

All employees have the legal right to contact state or federal authorities if, at any time, an employee feels that an alleged danger exists.

XCEL ENERGY STOP WORK AUTHORITY

Employees may stop work to prevent injury to their fellow workers, the general public and themselves.

Health, Welfare & Safety Design Strategy

We will accomplish our vision, mission and goal by:

- Offering competitive, quality benefits that consider the needs of a changing workforce
- Providing information, education and support to help all stakeholders understand benefits and make informed decisions throughout the year
- Providing programs and resources to help members improve and maintain their health
- Choose and manage external partners in alignment with Xcel Energy goals and strategies
- Ensure all Xcel Energy benefit programs and practices are compliant and meet the highest ethical standards

Xcel Energy

Health & Welfare Plan Strategy

- Employee benefit programs should act as a single system with a view toward the entire health of each individual
- Integrate the benefit structure – medical, dental, pharmacy, disability, wellness, care support, EAP – so that all health issues are addressed in a cohesive fashion



Medical/Dental
STD/LTD
Rx
Patient
Disability
Mgmt
Care
Support
Wellness
EAP

Hartwick, Barbara L

From: Jtromicza@aol.com
Sent: Tuesday, December 18, 2007 1:36 PM
To: Hartwick, Barbara L
Subject: Our Response

In a message dated 12/18/2007 12:59:16 PM Central Standard Time, barbara.l.hartwick@xcelenergy.com writes:

> Joanne &Zoa:
> As we discussed, attached are two documents that my team uses to guide us in our benefit design strategy. These are not public documents but I felt they may aid you as a follow-up to our discussion last Thursday. As these are confidential internal documents, please keep them as such.

Thank you, Barbara.
It does not appear that these lead us to the information we are seeking. Specifically, this is what we are requesting this year: As shareholders we urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

How do you think Xcel would address this?

Thank you.
Joanne and Zoa

Joanne Tromiczak-Neid
Justice Coordinator
Sisters of St. Joseph of Carondelet
1884 Randolph Avenue
St. Paul, MN. 55105

Sisters of St. Joseph of Carondelet
St. Paul Province

February 11. 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Xcel Energy's Request to Exclude Proposal Submitted by Sisters of St. Joseph of Carondelet / St. Paul Province and Franciscan Sisters of Rochester**

Dear Sir/Madam:

This letter is submitted in response to a letter to the Commission from Xcel Energy ("Xcel" or the "Company"), dated January 10, 2008, claiming that the Company may exclude the shareholder proposal ("Proposal") of Sisters of St. Joseph of Carondelet / St. Paul Province and Franciscan Sisters of Rochester (the "Proponents") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder proposal to Xcel urges:

the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Xcel argues that the Proposal is excludable "because it involves the Company's ordinary business operations." [Rule 14a-8(i)(7)]

The Proposal, in fact, is a clearly stated request to the Xcel Board of Directors to adopt principles on the significant social policy issue of health care reform. Citing past staff decisions involving IBM, however, Xcel seeks to exclude this Proposal. Yet IBM, Bristol-Meyers Squibb, General Electric and Medco, which each received the same

1884 Randolph Avenue • St. Paul, Minnesota 55105-1700 • Voice: 651-690-7000 • Fax: 651-690-7039 • www.csjstpaul.org

shareholder proposal for 2008 that Xcel now opposes, recently adopted principles for health care reform.[1]

As outlined in detail below, the decisions of the Staff do not support Xcel's argument. A careful reading of the Proposal demonstrates that its terms are clear and that it urges the Board of Directors to adopt Xcel's own principles on a significant social policy issue, just as other proposals have done on another significant public issue: labor and human rights. In sum, the Proposal carefully focuses on a significant social policy issue and it belongs on the Xcel proxy for 2008.

II. The Proposal is not excludable under Rule 14a-8(i)(7), as an ordinary business matter, because it focuses on a significant social policy issue that transcends the day-to-day business matters of the Company.

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters...." The Proposal before Xcel is just such a proposal. It urges the Board of Directors to adopt principles for health care reform based upon principles reported by the nation's leading authority on health care issues, the Institute of Medicine. The Proposal does not ask the Company to provide any information or reports on its internal operations. Instead, it asks the Company to focus externally on health care reform as a significant social policy issue affecting the Company and the public's health.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation, the Associated Press,[2] the Commonwealth Fund[3] and *The New York Times* all document its significance. The November 2007 *Wall Street Journal*/NBC News poll, for example, reported 52% of Americans "say the economy and health care are most important to them

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[1] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; [1] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached). GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General electric to Sister Barbara Kraemer, President School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

[2] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points

[3] Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

in choosing a president, compared with 34% who cite terrorism and social and moral issues.... That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[4]

Many businesses now cite health care costs as their biggest economic challenge. , John Castellani, president of the Business Roundtable, has called health care reform a top priority for business and Congressional action."[5] In September, the CEOs of Kelly Services and Pitney Bowes, Inc, together with GE's Global Health Director, called on Congress to enact health care reform.[6] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[7] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[8] In addition, Wal-Mart has joined with SEIU, calling on Congress to enact health care reform.[9]

Underscoring the significance of health care reform as a major social policy issue in 2007, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[10]

B. The Proposal focuses on principles for health care reform as a significant social policy issue, not as a matter of internal risk assessment.

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[4] *The Wall Street Journal*, December 4, 2007, p A1.
[5] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.
[6] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc. and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.
[7] "National Health Care Reform: the Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).
[8] *The Wall Street Journal*, November 13, 2007, p. B4.
[9] *The New York Times*, February 7, 2007.
[10] *The New York Times*, August 31, 2007.

The Proposal urges the Company to adopt a statement of principles for health care reform. It does not, however, require any assessment of internal matters of risk affecting the Company. The Proposal, in fact, is more akin to proposals that have called upon companies to adopt a code of conduct dealing with human rights. Such codes are statements of principles that guide a company in dealing with the significant social policy issue of human rights. The Staff has decided that such proposals are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In both *McDonald's Corporation,* 2007 SEC No-Act. LEXIS 378 (March 22, 2007), and *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004), companies cited "ordinary business operations," to exclude proposals calling for the adoption of a company code of conduct. The Staff denied each company's request.

Xcel narrowly characterizes the Proposal here as one dealing with its employee benefits. But the plain language of the Proposal and the Supporting Statement describe "health care reform" in the context of a significant social policy affecting the Company and the nation. The Proposal describes "universal" coverage of all Americans.

Just as the human rights proposals in *McDonald's Corporation* and *Costco Wholesale Corporation* involved companies in the U.S. and the global economy and the significant social policy issue of human rights, the Proposal here focuses on the Company in the U.S. and the global economy and health care as a significant social policy issue.

B. While proposals calling for reports on health care have generally been excluded as matters involving an analysis of internal risk, Proponents' Proposal calls for an entirely different measure: the adoption of principles for health care reform—on a matter of significant social policy.

The Company cites *International Business Machines Corporation*, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), in support of its request to exclude the Proposal. IBM, in fact, received a nearly identical proposal for inclusion in its 2008 proxy. Unlike Xcel, however, IBM chose not to file a No-Action Letter with the Commission. Instead, IBM began a dialogue with proponents. IBM and the proponents reached an agreement on the text of a letter that IBM sent to the proponents (Attachment "A"), describing its principles for health care reform.[11] Bristol-Meyers Squibb ("Bristol-Meyers") received a nearly identical proposal to Proponent's, calling for the adoption of principles for health care reform. After a dialogue with proponents of the resolution, Bristol-Meyers withdrew its request to the Commission for a No-Action Letter to exclude the Proposal, citing Rule 14a-8(i)(7).[12] Bristol-Meyers has now posted its statement of principles for health care

[11] Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM, to Daniel F. Pedrotty, Director, Office of Investment, AFL-CIO, December 12, 2007.
[12] Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, US Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008. Bristol-Meyers also cited Rule 14a-8(i)(3) and Rule 14a-8(i)(10).

reform on its website.[13] General Electric, which also received this same proposal, adopted and endorsed the Institute of Medicine's Principles.[14] On November 5, 2007 virtually the same resolution was filed with Medco. On January 11, Medco called the main proponent of the resolution sharing the results of a Board meeting of Medco earlier in the day:

> Medco Health Solution, Inc. ("Medco") has received your stockholder proposals for the 2008 Annual Meeting of Stockholders relating to your support for the adoption of universal healthcare principles.
>
> It is with pleasure that I can advise you that on January 11, 2008, Medco's Board of Directors adopted the following resolutions:
>
> WHEREAS, the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation to adopt health care principles as outlined by the Institute of Medicine . . .
>
> RESOLVED, that the Board of Directors determines that it is in the best interests of the Corporation to adopt the following principles: 1. Health care coverage should be universal. 2. Health care coverage should be continuous. 3. Health care coverage should be affordable to individuals and families. 4. The health insurance strategy should be affordable and sustainable for society. 5. Health insurance should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable.[15]

Knight-Ridder, 1991 SEC No-Act. LEXIS 65 (January 23, 1001), cited by Xcel, involved a proposal calling for "a report concerning determinations made by the Company with respect to health-care benefits." The Proposal before Xcel makes no such request. Instead, it focuses upon the Company, looking outward to the entire nation and the global economy in which Xcel does business.

Sprint Corporation, 2004 SEC No-Act. LEXIS 199 (January 28, 2004), also cited by Xcel, dealt with another request for a report that focused, unlike the Proposal before Xcel, on the Company's recruitment and retention of Sprint employees due to changes to retiree health care and life insurance coverage by Sprint." Proponents seek no information on Xcel's employees benefits operations. Instead, they ask the Company to focus externally upon the significant social policy issue of health care reform.

3M Company, 2007 SEC No-Act. LEXIS (February 20, 2007) involved a proposal that called for a report on health care costs at the company. Unlike the Proponent's proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *3M* Company would have required the company to

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[13] Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html (Accessed January 18, 2008).

[14] GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General Electric to Sister Barbara Kraemer, President School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

[15] Medco: Letter from Lori B. Barino, Vice President & Counsel, Corporate Law to Mike Crosby, Province of St. Joseph of the Capuchin Order, January 14, 2008.

conduct internal risk assessments.

In *Ford Motor Company,* 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce" could not be excluded as ordinary business under Rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

United Technologies Corporation, 2008 SEC No-Act. LEXIS ___ (January 31, 2008, like the Proposal before CVS, also involved a proposal urging the Board of Directors to adopt principles on the significant social policy issue of health care reform. The Commission rejected the company's argument that the proposal could be excluded on ordinary business grounds.

IV. Conclusion

Xcel has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal is inherently a significant social policy issue that transcends day-to-day business matters at Xcel. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

Consequently, since Xcel has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before Xcel's shareholders at the 2008 Annual Meeting.

If you have any questions or need additional information, please do not hesitate to call my designee, Michael Crosby at 414-406-1265.

. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Respectfully submitted,

Joanne Tromiczak-Neid

Joanne Tromiczak-Neid
Justice Coordinator

Attachments

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 10, 2008

The proposal urges the board of directors to adopt principles for health care reform, such as those based upon principles specified in the proposal.

We are unable to concur in your view that Xcel Energy may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Xcel Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Eduardo Aleman
Attorney-Adviser

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